123 South Front Street, Memphis, TN 38103 Phone (901) 495-6500
REBECCA W. BALLOU
Vice President and Assistant General Counsel
Customer Satisfaction
February 12, 2009
Mr. William H. Thompson
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20548

Re:	AutoZone, Inc.
Form 10-K for Fiscal Year Ended August 30, 2008
Filed October 27, 2008
Form 10-Q for Fiscal Quarter Ended November 22, 2008
Filed December 19, 2008
File No. 1-10714
Dear Mr. Thompson:
This letter is to confirm our conversation today regarding the comment letter dated January 16, 2009, from the Securities and Exchange Commission relating to the referenced filings of AutoZone, Inc. (“AutoZone”).
In accordance with our conversation, we understand that AutoZone will be allowed until March 2, 2009 to submit its response to the comment letter. We are continuing to work on our response, and we appreciate your cooperation in granting us additional time to complete it.
If you have any questions or need any additional information, please do not hesitate to contact me at (901) 495-7964 or Preston Frazer at (901) 495-7952. Thank you for your assistance.

Very truly yours,
/s/ Rebecca W. Ballou
Rebecca W. Ballou

cc:	Preston Frazer Harry L. Goldsmith, Esq.